February 25, 2013

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Harvest Operations Corp.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 333-121620

Dear Mr. Schwall:

This letter is being submitted on behalf of Harvest Operations Corp. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 28, 2012, with respect to the above captioned Form 20-F (the “Form 20-F”).

For your convenience, I have set forth each comment from your letter in bold typeface and included the Company’s response below it.

Form 20-F for Fiscal Year Ended December 31, 2011

Business Overview, page 25

Net Reserves (Harvest’s Share After Royalties), page 31

1.
We acknowledge your response to comment 2 in our letter dated September 26, 2012 with respect to amending the tabular disclosure on pages 32 and 33 in the Form 20-F/A filing to exclude a total of the proved plus probable reserves.

Please confirm to us that you are also proposing to amend the disclosure in the Form 20-F/A filing relating to the proportion of the Company’s reserves evaluated by each of your third party Independent Reserves Evaluators. We note your prior disclosure was based on a proved plus probable percentage basis.

H. Roger Schwall
United States Securities and Exchange Commission
February 25, 2013

Response:

The Company acknowledges the Staff’s comment and proposes to revise the disclosure relating to the proportion of the Company’s reserves evaluated by each of the Company’s third party Independent Reserves Evaluators on page 31 of the Form 20-F to reflect the percentages of reserves separately for proved reserves and for probable reserves, and to delete the reference to the proportions of proved plus probable.  For convenience of reference, the revised disclosure which will be included in an amendment to the Form 20-F (the “Form 20-F/A”) is as follows:

Harvest retained qualified Independent Reserves Evaluators to evaluate and prepare reports on 100% of proved reserves and 100% of probable reserves for Harvest’s oil, natural gas and natural gas liquids as of December 31, 2011; no attempt was made to evaluate possible reserves. Harvest’s reserves were evaluated by McDaniel (who evaluated approximately 23% of Harvest’s total proved reserves and approximately 10% of Harvest’s total probable reserves), and GLJ (who evaluated approximately 77% of Harvest’s total proved reserves and approximately 90% of Harvest’s total probable reserves).

2.
We acknowledge your response to comment 3 in our letter dated September 26, 2012 with respect to the fact that it has not yet been five years since the time the Company acquired and initially reported the BlackGold reserves and the date of your present filing.

For purposes of determining the five year period, Item 1203(d) identifies the initial disclosure and date thereof as the starting reference date; therefore, the proved undeveloped reserves initially disclosed in a filing should be subject to a development plan resulting in their conversion to proved developed reserves in a period no more than five years thereafter. Please tell us what circumstances control the pace of development of your BlackGold oil sands project. Furthermore, tell us how you have considered those circumstances in determining your proved undeveloped reserves meet the requirements set forth in Item 1203(d) of Regulation S-K, Rule 4-10(a)(31) of Regulation S-X and the specific circumstances as noted in the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009.

Response:

The Company acknowledges the Staff’s comment and provides the following in response to the requested explanation as to circumstances controlling development of BlackGold and regulatory requirements for proved undeveloped reserves.

The amount of proved undeveloped reserves with respect to Harvest’s BlackGold steam-assisted gravity drainage (“SAGD”) oil sands project meets the requirements set forth in Item 1203(d) of Regulation S-K, Rule 4-10(a)(31) of Regulation S-X and the specific circumstances as noted in the SEC Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009,  although a material portion thereof will remain undeveloped for more than five years.  The following specific circumstances relating to the SAGD project are relevant to the pace of development and justify a longer development period:

•
The BlackGold SAGD project includes the development of 77 SAGD well pairs in a production field.  Each well pair is comprised of one steam injection well and one bitumen production well.  SAGD production also requires the construction of steam generation, gathering systems and central processing facilities that service and support the 77 SAGD well pairs. The BlackGold central processing facility is designed for 25 years of useful life (with up to approximately 35 to 40 years of useful life based on adequate maintenance) while the SAGD well pairs are designed to have individual useful lives of 7 – 9 years on a declining basis.  To build a central facility that would process the entire field simultaneously would be neither economic nor environmentally efficient. Because of the high capital and operating costs associated with SAGD production, greater economic value and environmental efficiency are achieved by building a central facility with optimal capacity to allow a series of SAGD well pairs to be drilled and produced over the life of the central facility.

H. Roger Schwall
United States Securities and Exchange Commission
February 25, 2013

•
The 93 million barrel of equivalents (“boe”) of proved undeveloped reserves are recorded for the total quantity that will be ultimately recovered through the central facility, although the timing of the conversion of those reserves from undeveloped to developed will depend on when the well pair targeting those reserves is scheduled during the life of the central facility.

•
A central processing facility which could accommodate the entire field’s bitumen production within the next five years would be 4 to 5 times larger than the existing facility.  The facility would have to be sized to accommodate initial peak production.  The production would decline rapidly in later years, with the result that there would be excess facility capacity for the remaining years of the useful life of the facility. The project would be uneconomic because unnecessary up front capital costs would be incurred and the fixed operating costs for a larger facility would exceed the reduced revenues as field production declines.

•
If the entire field were drilled without increasing the central processing facility capacity, the project would also be uneconomic.  A large number of the wells would then sit idle for many years before production from those wells would occur to recover that capital outlay.

•
Harvest selected the 10,000 boe/d production profile as that was the optimal size to maximize the economics of the project.  Environmentally, setting the production facility at a smaller, long-term scale means a smaller environmental footprint as well as less equipment transportation impact.

•
The drilling of the entire field and the development of all proved undeveloped reserves is an integral part of the project scope upon which the investment decision for this project is based. Harvest’s project approval for the central processing and steam generation facilities would not have been made without the sustaining wells (which extend the development period well beyond the five-year period) included in the overall project plan. The investment in the central processing facility exceeds $500 million.  There would be significant “lost capital” if the development was terminated without developing the proved undeveloped reserves outside of the five-year window.  As such, there is a requisite level of certainty that the field will be developed.

•
Regulatory approvals were sought for the exploitation and production of the proved undeveloped reserves and the construction of the central processing facility.  The 10,000 boe/d project scope was granted on the basis of the regulators being satisfied that the investment is in the public interest, is compliant with all environmental regulations and that the hydrocarbon resource is being exploited in an economic and efficient manner.  Extensive filings supporting the production forecast, geology and engineering, facility design, environmental assessment and socio economic impact were submitted for review and approval by the regulators.

Harvest also considered the following when determining whether the proved undeveloped reserves associated with the BlackGold project meet the proved undeveloped reserves requirements:

•
The technical confirmation that the reserves are present comes from the drilling of wells at a density greater than necessary for start-up production levels.  This then further confirms the extent of the reserves for the full life cycle of the project.  In the first few years of production, the initial wells have more capability than is necessary to meet the capacity of the processing facility.  After a few years of cumulative production decline from these wells, additional drilling then begins to occur, within the boundaries of the reservoir confirmed by the initial drilling, to backfill the production declines from the initial wells.

•
In addition to the extensive delineation drilling done to determine the reservoir extent, core samples and seismic data were acquired to confirm the continuity of the reservoir over the areal extent used to assign reserves to the project.  Harvest assesses the BlackGold reserves to provide a higher degree of certainty than required by regulation.  For example, the provincial regulator has mandated that there be a minimum of 8 corehole wells drilled per section prior to granting approval.  To ensure greater certainty of production, Harvest’s corehole well density exceeds the minimum requirements in over 70% of the lands on which proven reserves have been booked, whereby Harvest drilled at a density of 16 corehole wells per section.

H. Roger Schwall
United States Securities and Exchange Commission
February 25, 2013

•
As of the date of this letter, all 15 initial well pairs have been drilled and completed.  They will be tied in during 2013 and 2014 and commence production when construction of the central processing facility is complete in 2014.  These initial well pairs account for 32% of the total proved undeveloped reserves associated with the BlackGold project, being 30 million boe.

In summary, in Harvest’s view the noted specific circumstances justify, for a material amount of the proved undeveloped reserves associated with the BlackGold project, a plan with commencement of development exceeding five years from the time of initial booking of the 93 million boe of proved undeveloped reserves.

Item 16F – Change in Registrant’s Certifying Accountant, page 84

3.
We have considered your proposed revisions in response to comment 5 in our letter dated September 26, 2012. It does not appear that you have addressed the 2009 fiscal year as required by Item 16F(a)(1)(ii) and (iv) of Form 20-F. In this regard, your disclosure should include reference to the two most recent fiscal years (i.e., 2009 and 2010) and the subsequent interim period preceding the resignation of your former accountant (i.e., from January 1, 2011 to August 11, 2011).

Response:

The Company acknowledges the Staff’s comment and proposes to revise the second paragraph in the Form 20-F/A to address the deficiencies noted and to conform with the requirements of Item 16F, with the amended paragraph to read as follows (underline reflects changes from the paragraph as included in the Form 20-F :

KPMG did not express any reservations in its audit reports with respect to the consolidated financial statements of Harvest Operations Corp. for the 2010 fiscal year or the consolidated financial statements of Harvest Energy Trust for the 2009 fiscal year and such reports did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.  During the 2009 or 2010 fiscal years, or the subsequent interim period prior to the resignation of KPMG (January 1, 2011 to August 11, 2011) there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference to the subject matter of the disagreement(s) in connection with its report, and there were no reportable events that occurred within the 2009 fiscal year or the 2010 fiscal year or the subsequent interim period prior to the resignation of KPMG (January 1, 2011 to August 11, 2011).

Exhibits 15.1 and 15.2

4.
We acknowledge your response to comment 8 in our letter dated September 26, 2012 with respect to amending Exhibits 15.1 and 15.2 in the Form 20-F/A filing in part to exclude a total of the proved plus probable reserves. However, we note the draft of the revised Exhibit 15.1 retains disclosure expressing the proportion of the Company’s total proved and total proved plus probable reserves covered by the report. Please obtain an amended report to express the proportion of the Company’s total proved and total probable reserves covered by the report.

H. Roger Schwall
United States Securities and Exchange Commission
February 25, 2013

Response:

The Company acknowledges the Staff’s comment and proposes to have the disclosure in Exhibit 15.1 in the Form 20-F/A revised to express the proportions of the total proved reserves and of the total probable reserves of the Company which are covered by the report, and to delete the disclosure as to the proportion of the Company’s total proved plus probable reserves covered by the report.  The draft of the revised form of Exhibit 15.1, including such change, is attached.

Exhibit 15.1

5.
We acknowledge your response to comment 11 in our letter dated September 26, 2012 with respect to amending Exhibit 15.1 in the Form 20-F/A filing in part to include the average realized prices by product for the reserves included in the report of your third party engineers. However, the proposed amendment provides a single average realized crude oil price in lieu of the individual light/medium and heavy crude prices. As such, the proposed average realized crude oil price is not consistent with the reporting basis for the net reserve quantities or consistent with the corresponding benchmark crude oil prices as provided. Please obtain an amended report that presents the average realized prices for light/medium oil and for heavy oil.

Response:

The Company acknowledges the Staff’s comment and proposes to have Exhibit 15.1 in the Form 20-F/A revised to include average realized prices for light/medium oil and for heavy oil.  The draft of the revised form of Exhibit 15.1, including such change, is attached.

Exhibit 15.2

6.
We note the report of your third party engineers is structured in a manner intended to correspond to the itemized list of disclosures for the report as set forth in Item 1202(a)(8) of Regulation S-K. Furthermore, we note a statement to that effect in the opening section of the report. In reviewing the amended draft of the report of your third party engineers, proposed for inclusion in the Form 20-F/A filing, we note the report now includes certain disclosures whose item numbers do not correspond to the item number for that disclosure as set forth in Item 1202(a)(8) of Regulation S-K. Specifically item x in the report refers to “a summary of the Company reserves evaluated by us is provided in item iii” whereas Item 1202(a)(8)(x) is the signature of the third party. Furthermore, item xi in the report which denotes Myron J. Hladyshevsky as the technical person primarily responsible for overseeing the preparation of Harvest’s reserves estimates is actually a disclosure required under Item 1202(a)(7) of Regulation S-K. Please obtain an amended report such that the disclosures and item numbers match those found in Item 1202 of Regulation S-K or obtain an amended report that removes the statement suggesting that the numbering of the disclosure items presented in the report correspond to those as set forth in Item 1202 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and proposes to have Exhibit 15.2 in the Form 20-F/A amended to remove the statement suggesting that the numbering of the disclosure items presented in the report corresponds to those as set forth in Item 1202(a)(8) of Regulation S-K, and to remove the numbering .  The draft of the revised form of Exhibit 15.2, including such changes, is attached.

H. Roger Schwall
United States Securities and Exchange Commission
February 25, 2013

7.
In reviewing the amended draft of the report of your third party engineers, proposed for inclusion in the Form 20-F/A filing, we note the statement providing the oil equivalency factors as previously provided in Exhibit 15.2 has been deleted. As the report discloses net reserves as oil equivalent amounts, Instruction 3 to paragraph (a)(2) in Item 1202 of Regulation S-K requires that the report include a disclosure of the basis for such equivalency. Please obtain an amended report that includes the appropriate disclosure.

Response:

The Company acknowledges the Staff’s comment and can advise that the deletion of the noted statement from Exhibit 15.2 was done inadvertently.  The statement will be included in the Form 20-F/A.  The draft of the revised form of Exhibit 15.2, including such change, is attached.

H. Roger Schwall
United States Securities and Exchange Commission
February 25, 2013

On behalf of the Company, I hereby acknowledge that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (403) 268-6595.

Sincerely,

/s/ Chang-Koo Kang
Chang-Koo Kang
Chief Financial Officer

April 27, 2012

Harvest Operations Corp.
2100, 330 – 5th Avenue SW
Calgary, Alberta
T2P 0L4

Attention:	Reserves Review Committee of the Board of Directors of Harvest Operations Corp.

Re:	McDaniel & Associates – Report of Third Party for the Evaluation of Oil and
Gas Reserves attributed to selected Harvest Operations Corp.’s interests in
Western Canada

Ladies and Gentlemen:

Pursuant to your request, McDaniel & Associates Consultants Ltd. (“McDaniel”) has conducted an evaluation of Harvest Operations Corp. (“Harvest” or the “Company”) proved and probable crude oil, natural gas and natural gas products reserves for selected Harvest interests in Western Canada. The properties evaluated were indicated to include approximately 23 percent of the Company’s total proved interests in Canada and 10% of the Company’s total probable interests in Canada. Reserve estimates provided herein were prepared in support of the Company’s year-end reserve reporting requirements under the US Securities Regulation S-K and for other internal business and financial needs of the Company. Reserve volumes are estimated as at December 31, 2011. The completion date of our report is January 31, 2012.

The following table sets forth the proved and probable reserve estimates using constant prices and costs.

	Company Net Reserves
Canada (Alberta, Saskatchewan)	Light/ Medium Oil Mbbl	Heavy Oil Mbbl	Natural Gas MMcf	Natural Gas Liquids Mbbl	Oil Equivalent Mbbl

Proved Reserves
Developed producing	20,777	17,852	50,643	1,605	48,674
Developed non-producing	575	405	2,303	42	1,406
Undeveloped	1,984	1,145	2,744	112	3,698
Total proved	23,336	19,402	55,690	1,759	53,778

Probable Reserves
Developed	5,510	4,997	13,183	385	13,090
Undeveloped	3,967	2,507	4,378	183	7,386
Total probable	9,477	7,504	17,561	568	20,476

Note: Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent

Harvest Operations Corp. has indicated that these totals make up approximately 23 percent proved and 17 percent proved plus probable of their Canadian interests as of December 31, 2011. We express no opinion on the Company’s reserve volumes not evaluated by us.

Our evaluation was carried out in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

Estimates of crude oil, natural gas and natural gas products should be regarded only as estimates that may change as further production history and additional information become available. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

Data used in this evaluation was obtained from reviews with Harvest personnel, reviews of Harvest files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Harvest with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Harvest has warranted in a representation letter to us that, to the best of the Harvest’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable crude oil, natural gas and natural gas products reserves and related future net cash flows, we consider many factors and make assumptions including:

—	expected reservoir characteristics based on geological, geophysical and engineering assessments;
—	future production rates based on historical performance and expected future operating and investment activities;
—	future product prices adjusted for quality and transportation differentials based on historical data;
—	future operating costs based on historical data;
—	assumed effects of regulation by governmental agencies; and
—	future development capital costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC. The methods we used for estimating reserves were volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.  The assumptions, data, methods, and procedures that McDaniel has used for the preparation of our report are appropriate for the purposes served by the report.

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. A summary of the product and reference prices are outlined below:

Table 2: Twelve month average SEC compliant constant pricing

Exchange Rate ($Cdn/$US)	1.016
WTI ($US/bbl)	96.19
Edmonton Light Crude ($Cdn/bbl)	97.30
Bow River at Hardisty ($Cdn/bbl)	79.82
Propane Edmonton ($Cdn/bbl)	56.83
Butane Edmonton ($Cdn/bbl)	77.17
Natural Gas Price at Henry Hub ($US/MMBtu)	4.18
AECO Spot Natural Gas Price ($Cdn/MMBtu)	3.75

Table 3: Average realized prices

Light/Medium Oil ($/bbl)	90.99
Heavy Oil ($/bbl)	73.44
Natural gas ($/mcf)	3.59
Natural gas liquids ($/bbl)	77.19

Generally, operations are subject to various levels of government controls and regulations. These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time. Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally cannot be predicted. Changes in government regulations could affect reserves or related economics. In the regions that are currently being evaluated we believe we have applied existing regulations appropriately.

In our opinion, the information relating to the estimated proved and probable reserves of crude oil, natural gas and natural gas products contained in this report has been prepared according to the definitions and disclosure guidelines required by the United States SEC contained in the Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, released January 14, 2009 in the Federal Register (“SEC definitions”) and the Accounting Standards Update 2010-3 Amendments to Topic 932 (“ASU Topic 932”) published by the Financial Accounting Standards Board (“FASB”) in the FASB Accounting Standards Codification.

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Harvest. We hereby consent to the references to our name and our third party report as well as the filing of our third party report as an exhibit to Harvest’s annual report on Form 20-F for the fiscal year ended December 31, 2011.

Christopher Bradley Kowalski, P. Eng. was the technical person primarily responsible for overseeing the preparation of Harvest’s reserves estimates. His certification of qualification has been attached as an Appendix to this report.  McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years. McDaniel does not have any financial interest, including stock ownership, in Harvest. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Harvest and should not be used for purposes other than those for which it is intended. We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact the writer directly at (403) 218-1383.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD. APEGA PERMIT NUMBER: P3145

/s/ C. B. Kowalski, P. Eng.
C. B. Kowalski, P. Eng.

APPENDIX

CERTIFICATE OF QUALIFICATION

I, Christopher Bradley Kowalski, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1.
That I am a Vice President of McDaniel & Associates Consultants Ltd., APEGGA Permit Number P3145, which Company did prepare, at the request of Harvest Operations Corp., the report entitled "Harvest Operations Corp., Evaluation of Oil and Gas Reserves, Based on Constant Prices and Costs, As of December 31, 2011", dated January 31, 2012 and that I was involved in the preparation of this report.

2.
That I attended the University of Calgary in the years 1986 to 1993 and that I graduated with a Bachelor of Science and Master of Science degrees in Chemical Engineering, that I am a registered Professional Engineer with the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of seventeen years of experience in oil and gas reservoir studies and evaluations.

3.
That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Harvest Operations Corp., any associate or affiliate thereof.

4.
That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

“signed by C. B. Kowalski”
C. B. Kowalski, P. Eng.

Calgary, Alberta
Dated: January 31, 2012

THIRD PARTY REPORT ON RESERVES

By GLJ Petroleum Consultants - (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K and to include disclosure required under Item 1202(a)(7) of Regulation S-K.

Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

We have prepared an independent evaluation of certain reserves of Harvest Operations Corp. (the "Company") for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

We have evaluated certain reserves of the Company as at December 31, 2011. The completion date of our report is January 26, 2012.

The following tables set forth the geographic area covered by our report, net proved reserves and net probable reserves estimated using constant prices and costs, and the proportion of the total company reserves that we have evaluated.

	Company Net Reserves
Canada (Western Canada)	Crude Oil Mbbl	Natural Gas MMcf	Natural Gas Liquids Mbbl	Bitumen Mbbl	Oil Equivalent Mbbl	Proportion of Oil Equivalent Reserves

Proved Reserves
Developed producing	38,813	156,325	6,410	–	71,277
Developed non-producing	1,247	17,303	578	–	4,710
Undeveloped	7,839	51,055	1,484	82,237	100,069
Total proved	47,899	224,683	8,472	82,237	176,056	77%

Probable Reserves
Developed	11,981	66,056	2,447	–	25,438
Undeveloped	8,973	40,654	2,308	138,847	156,904
Total probable	20,954	106,710	4,755	138,847	182,342	90%

Note:  Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent.

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12- month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report.  The following table summarizes the average benchmark prices and the average realized prices.

Twelve Month Average Benchmark Prices

Bank of Canada Average Noon Exchange Rate ($US/$C)	1.0166
NYMEXWTI ($US/bbl)	95.99
Light, Sweet Crude Oil at Edmonton ($C/bbl)	97.03
Bow River Crude Oil at Hardisty ($C/bbl)	79.47
Henry Hub NYMEX ($US/MMbtu)	4.12
AECO/NIT Spot ($C/MMbtu)	3.78
Edmonton Propane ($C/bbl)	54.02
Edmonton Butane ($C/bbl)	74.21

Average Realized Prices

Light/Medium Oil ($/bbl)	88.82
Heavy Oil ($/bbl)	77.37
Natural Gas ($/Mcf)	3.86
Natural Gas Liquids ($/bbl)	68.21
Bitumen ($/bbl)	54.44

In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

Our report has been prepared assuming the continuation existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recovery the estimated reserves.

Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, contractual, statutory and regulatory provisions.

To estimate the economically recoverable crude oil, natural gas and natural gas products reserves and related future net cash flows, we consider many factors and make assumptions including:

—	expected reservoir characteristics based on geological, geophysical and engineering assessments;
—	future production rates based on historical performance and expected future operating and investment activities;
—	future product prices adjusted for quality and transportation differentials based on historical data;
—	future operating costs based on historical data;
—	assumed effects of regulation by governmental agencies; and
—	future development capital costs.

Our estimates are prepared using standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC. The methods we used for estimating reserves were volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation. The method or combination of methods used is based on our professional judgment and experience. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The assumptions, data, methods, and procedures that GLJ has used for the preparation of our report are appropriate for the purposes served by the report.

In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

A summary of the Company reserves evaluated by us is provided in the table on the first page of this report.

Myron J. Hladyshevsky, P. Eng. was the technical person primarily responsible for overseeing the preparation of Harvest’s reserves estimates. His certification of qualification has been attached as an Appendix to this report.

GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada
April 27, 2012

“ORIGINALLY SIGNED BY”
Richard G. Vigrass, P. Eng.
Manager, Engineering

APPENDIX

Page: 160 of 184

CERTIFICATION OF QUALIFICATION

I, Myron J. Hladyshevsky, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1.
That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Harvest Operations Corp. (the “Company”). The effective date of this evaluation is December 31, 2011.

2.	That I do not have, nor do I expect to receive any direct or indirect interest in the securities of the Company or its affiliated companies.

3.
That I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 1979; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of thirty-two years experience in engineering evaluations of Western Canadian oil and gas fields.

4.
That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of the Company, and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY
Myron J. Hladyshevsky, P. Eng.

GLJ Petroleum Consultants